                          SECURITIES AND EXCHANGE COMMISSION

                                 WASHINGTON, D.C.  20549

                                      SCHEDULE 13G


                       Under the Securities Exchange Act of 1934
                                  (Amendment No. 8)*


                                     AIRGAS, INC.
                     ______________________________________________
                                   (Name of Issuer)

                                     COMMON STOCK
                     _____________________________________________
                           (Title of Class of Securities)

                                     009363 10 2
                              __________________________
                                   (CUSIP Number)

                                  December 31, 1998
                _______________________________________________________
                (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                    [   ]     Rule 13d-1(b)
                    [   ]     Rule 13d(c)
                    [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            (Continued on following page(s))

                                   Page 1 of 5 pages

CUSIP No.  009363 10 2                  13G                  Page 2 of 5 pages
           ___________                                            __   __
______________________________________________________________________________

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Peter McCausland
______________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]

                                                             (b) [X]
______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
______________________________________________________________________________
                     5.  SOLE VOTING POWER

                         7,961,272
                     _________________________________________________________
 NUMBER OF           6.  SHARED VOTING POWER
   SHARES
BENEFICIALLY             2,030,279
  OWNED BY           _________________________________________________________
    EACH             7.  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                7,961,272
    WITH             _________________________________________________________
                     8.  SHARED DISPOSITIVE POWER

                         2,030,279
______________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,991,551
______________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [   ]
______________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     13.8%
______________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN
______________________________________________________________________________

CUSIP No.  009363 10 2                13G                    Page 3 of 5 pages
           ___________                                            __   __
______________________________________________________________________________

Item 1(a) Name of Issuer
          ______________

          Airgas, Inc.


Item 1(b) Address of Issuer's Principal Executive Offices
          _______________________________________________

          Airgas, Inc.
          Radnor Court
          259 North Radnor-Chester Road, Suite 100
          Radnor, Pennsylvania 19087-5283


Item 2(a) Name of Person Filing
          _____________________

          Peter McCausland


Item 2(b) Address of Principal Business Office, or, if none, Residence
          ____________________________________________________________

          Airgas, Inc.
          Radnor Court
          259 North Radnor-Chester Road, Suite 100
          Radnor, Pennsylvania 19087-5283


Item 2(c) Citizenship
          ___________

          United States


Item 2(d) Title of Class of Securities
          ____________________________

          Common Stock, par value $.01 per share

Item 2(e) CUSIP Number
          ___________

          009363 10 2

Item 3    Not Applicable

Item 4    Ownership
          _________

     (a) and (b) Peter McCausland beneficially owned an aggregate of 9,991,551 shares of the issuer's Common Stock, or approximately 13.8% of the shares outstanding as of December 31, 1998, of which 1,374,500 shares were issuable upon exercise of employee stock options.

     (c) Peter McCausland had sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 7,961,272 shares of the issuer's Common Stock, of which 1,062,236 shares were issuable upon exercise of employee stock options. Mr. McCausland had shared power to vote or to direct the vote, and/or shared power to dispose or to direct the disposition of, 2,030,279 shares of the Common Stock, which included 312,264 shares issuable upon exercise of employee stock options and 36,863 shares held by a charitable foundation (the "Foundation") of which Mr. McCausland is an officer and director.


Item 5    Ownership of Five Percent or Less of a Class
          ____________________________________________
          Not applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person
          _______________________________________________________________

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the issuer's shares which are the subject of this Amendment to Schedule 13G, except that, with respect to 2,030,279 shares, members of Mr. McCausland's family share with Mr. McCausland the right, and, with respect to 36,863 shares, the Foundation has the exclusive right, to receive the dividends from and the proceeds of sale as to such shares.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          ___________________________________________________________________

          Not Applicable

Item 8    Identification and Classification of Members of the Group
          _________________________________________________________

          Not Applicable

Item 9    Notice of Dissolution of Group
          ______________________________
          Not Applicable

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Item 10   Certification
          _____________

          Not Applicable


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 9, 1999
__________________________________
Date

/s/Peter McCausland
__________________________________
Signature


Peter McCausland, Director,
Chairman of the Board, President
and Chief Executive Officer
__________________________________
Name/Title